

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2008

By U.S. Mail

Mr. Ronald L. Foster
President, Compressco Partners GP Inc.
Compressco Partners, L.P.
101 Park Avenue, Suite 1200
Oklahoma City, OK 73102

>   **Re: Compressco Partners, L.P.**
>   **Registration Statement on Form S-1**
>   **Filed November 10, 2008**
>   **File No. 333-155260**

Dear Mr. Foster:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the

likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment onone section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.   Please file all omitted exhibits, including legality opinion, tax opinion, underwriting agreement, partnership agreement, omnibus agreement, etc., as soon as possible. Also file all material contracts as exhibits. Once you file all the omitted items, we may have additional comments. Ensure that you allow sufficient time for our review in each case.

3.   In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on the NASDAQ Global Market. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

4.   Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

5.   You have not provided information quantifying the anticipated amounts, or ranges of possible amounts, for fees, expenses, compensation and reimbursements that the registrant expects to pay to TETRA, Compressco, Compressco Partners GP and their affiliates. You also have not quantified how many of the personnel of these companies, and what portions of their time, are expected to be dedicated to managing the registrant's business, and what amounts, or ranges of possible amounts, the registrant expects to pay with regard to the services of these personnel, either through the above-mentioned entities and their affiliates or through the registrant's own compensation plans. Please provide appropriate quantitative disclosure. Also, we note that you emphasize that the negotiations regarding these payments will not be arms-length negotiations. If there are markups over the amounts that would be charged in an arms-length situation, please indicate how much and why. We may have further comments after reviewing your response.

6.   We note that the general partner has the right in certain circumstances to call and purchase all common units. Please advise us that you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If

you believe an exemption from the tender offer rules would be available, please explain why.

7.   We note your statement on page 3 that "we do not take title to any natural gas in connection with our services and, accordingly, have no direct exposure to fluctuating commodity prices." We also note your mention of "prevailing economic conditions" in Risk Factors on page 15 and your risk factor concerning demand for and production of natural gas on page 17. Please make any appropriate revisions to discuss how the recent economic downturn may affect you.

Our Relationship with TETRA Technologies, Inc. and Compressco, Inc., page 4

8.   Tell us the financial and economic differences between the contracts to be retained by Compressco, Inc., which do not generate qualifying income, and the contracts to be contributed to Compressco Partners L.P., from the standpoint of both the customer and the provider.

Selected Historical and Pro Forma Financial and Operating Data, page 12

9.   You have disclosed your predecessor will contribute operations that will generate qualifying income, and that you are currently modifying your contracts in this regard. Describe the modifications made to these contracts to be contributed to the Partnership and how the terms have materially changed. In your response, tell us if the terms of the modified contracts have impacted the amount and timing of the monthly fee to be earned. We may have further comment.

10.   From our phone conversation with David Oelman on December 3, 2008, we understand the offering will not proceed unless and until at least 75% of the contracts of your predecessor business are modified in order to generate qualifying income to be contributed to the Partnership. Please add disclosure throughout the filing to clarify your intentions.

Non-GAAP Financial Measures, page 14

11.   We note you have used EBITDA as a liquidity measure in your disclosures relating to the cash distribution policy beginning on page 35. As you also use EBITDA as a measure of your liquidity, please reconcile these amounts to cash flows from operations.

Risk Factors, page 15

12.   We note that your predecessor will contribute the majority of its goodwill to you as part of the business operating assets. Add a risk factor regarding the impact this asset

and its potential impairment may have on your results of operations, cash flows and
financial condition.

Our Cash Distribution Policy and Restrictions on Distributions, page 35

General, page 35

13.   You state that you will "generally finance any expansion capital expenditures with
additional borrowings or issuances of additional partnership units." Address, or
appropriately cross-reference, how the Predecessor historically financed such
expenditures.

14.   Provide a risk factor addressing the fact that you can modify or repeal your cash
distribution policy without a vote of unitholders.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30,
2009, page 40

15.   You state that you may not be able to pay the initial quarterly distribution on all of
your common units and general partner units. This disclosure appears to suggest
some units may receive the distribution while other common units may not receive
the distribution. Please clarify this disclosure.

16.   We note your disclosure regarding the maintenance capital expenditures in notes (f)
and (h) to the table and further discussion on page 46. The basis for this non-cash
adjustment to EBITDA in calculating the cash available is unclear. To further our
understanding, please explain the basis for this amount in more detail to us. Please
include a discussion of where these amounts are recorded in the income statement and
the basis for the related adjustments in calculating pro forma cash available for
distribution.

Assumptions and Considerations, page 43

17.   We note that the table on page 42 reflects significant increases in revenues (43.6%),
net income (58.5%) and estimated cash available for distribution (56%) when
compared to those items for the twelve months ended June 30, 2008. Such increases
appear to be significantly above the level of increase experienced by the Predecessor
over earlier periods. Supplementally, provide us with more detailed support for these
estimates. We refer you to Rule 418(b) of Regulation C with regards to return of
such information.

18.   In that regard, your statement in the first bullet point on page 44 is not clear. Please explain for us how conducting operations as a partnership will result in higher rates of growth.

19.   Provide support for the 28% increase in the average number of GasJacks units for the quarter ended September 30, 2009.

20.   Explain what you mean by "organic" growth opportunities.

21.   Disclose any assumptions you have made regarding the TETRA Credit Facility and the restrictions this agreement has on your ability to take certain actions, including but not limited to the ability to make capital expenditures.

22.   Based on your disclosure on page 12, we understand your pro forma results reflect the number of modified contracts you had signed as of June 30, 2008 and that these pro forma results will be updated as more contracts are modified. Tell us what impact this update will have on these assumptions.

Items Impacting the Comparability of Our Historical Financial Results to our Future Results of Operations, page 55

23.   Address the impact of conducting your operations as a partnership rather than as a corporation.

Results of Operations, page 57

24.   Revise your discussion of cost of revenue to address material fluctuations in terms of the key operating expenses you use to evaluate your business, as disclosed on page 52.

Liquidity and Capital Resources

Our Predecessor's Liquidity and Capital Resources, page 60

25.   We note that you explain your cash flows from operations by describing the items identified on the face of your statement of cash flows. Please enhance your discussion and analysis to address the material changes in the underlying drivers (e.g. cash receipts from contract fees and cash payments to support the increase in operations). Refer to FRC 501.13.b.1 for further guidance.

Critical Accounting Policies and Estimates, page 62

26.   The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. For each critical policy, discuss how accurate your estimates have been in the past, how much these estimates have changed and whether these estimates are reasonably likely to change in the next year. Refer to Financial Reporting Codification 501.14.

Competitive Strengths, page 68

27.   Indicate, or cross-reference, the retention rate of your customers.

Our Relationship with TETRA Technologies, Inc. and Compresco, Inc., page 70

28.   Indicate the percentage of Compresco's assets and revenues that TETRA will contribute to the Partnership.

29.   In the first bullet, provide a cross-reference to more detailed discussion of Section 7704.

Manufacturing, page 73

30.   Briefly clarify how the needs of your Canadian customers differ from those of your U.S. customers.

Suppliers and Service Providers, page 74

31.   Identify your material suppliers, in a manner comparable to the disclosure of your principal customers. We note that some of your supplies are provided by a single supplier.

Management of Compressco Partners, L.P. – Directors, Executive Officers and Other Management, page 80

32.   You refer to "our" directors and "our" executive officers, although the individuals you are discussing appear to be directors and officers of the general partner, Compressco Partners GP, not of the registrant. Please revise as appropriate to clarify throughout the document that these individuals are directors and executive officers of the general partner rather than the registrant.

33.   In some instances, there are unexplained gaps in the required five years' worth of history of employment in the biographical sketches of the general partner's directors

and executive officers. Please revise to fill the gaps and indicate if there were periods of unemployment.

Executive Compensation and Director Compensation

Non-Equity Incentive Awards (Cash Bonus Awards), page 86

34.   You state that "specific incentive bonus targets for each Named Executive Officer are set at the beginning of the year." You then go on to state that "the amount of bonus ultimately payable is discretionary and is heavily influenced by the recommendations of the principal executive officer and the evaluation of TETRA's compensation committee." Is the discretion downward discretion, which is typical with regard to incentive plans, or does it also include upward discretion? If discretion was exercised, in which direction was it exercised and why?

35.   On page 92, you reflect annual bonuses in the "Bonus" column of the Summary Compensation Table, you omit the "Non-Equity Incentive Plan Compensation" column, and you indicate in footnote 3 that "Amounts listed represent discretionary bonuses awarded after fiscal year end and paid in 2008 to reward certain executives for exceptional provision of services." Is your annual bonus program an incentive plan? (Please refer to the definition of "incentive plan" in Item 402(a)(6) of Regulation S-K.)   If so, the amount of the bonus belongs in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table, not the "Bonus" column.

36.   Although you provide disclosure as to what percentages of base salaries the bonus opportunities represent, you have omitted to state what goals must be achieved in order for bonuses to be paid. Please revise to disclose all qualitative and quantitative performance targets or goals established for 2007 and 2008. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Incentive Plan, page 89

37.   In your discussion of the general partner's ability to amend the Long-Term Incentive Plan or increase the number of units that may be granted under the Plan, you mention that this would be "subject to the requirements of the exchange upon which the

common units are listed at that time, of the Internal Revenue Code of 1986, as amended, and of the Securities Exchange Act of 1934, as amended." Please explain briefly what such requirements would be, and specifically whether the requirements include approval by the unitholders. Also, please explain to us your analysis as to whether the adoption of the Long-Term Incentive Plan itself requires the approval of unitholders, and if so, when and how the approval will be sought. We may have further comments after reviewing your response.

Summary Compensation Table, page 92

38.   Please revise the caption of the table to be "Summary Compensation Table," as required by Item 402(c) of Regulation S-K.

Equity Incentive Plan Compensation, page 94

39.   You mention that authority is retained to amend the vesting schedules of equity incentive awards "in appropriate situations." Please explain by giving examples of such situations.

40.   Please explain why you have not included the Equity Compensation Plan Information table required by Item 201(d) of Regulation S-K. Please clarify here, and elsewhere (for example in the Grants of Plan-Based Awards table, the Outstanding Equity Awards at Fiscal Year End table and the Option Exercises and Stock Vested table), which equity incentive awards are in the form of units of the registrant and which are in the form of shares of other entities, and specify the entity in each instance to reduce confusion.

Security Ownership of Certain Beneficial Owners and Management, page 98

41.   In addition to filling in the blanks, please indicate whether this disclosure includes securities as to which a person has the right to acquire beneficial ownership within 60 days, pursuant to Item 403 of Regulation S-K and Rule 13d-3.

Certain Relationships and Related-Party Transactions, pages 99-101, and Conflicts of Interest and Fiduciary Duties, pages 102-109

42.   We note your discussion of related party transactions and conflicts of interest relating to TETRA, Compressco, the general partner and other affiliates, and your discussion of procedures relating to conflicts of interest as between these entities, but we do not see a discussion of the registrant's general policies and procedures for the review, approval or ratification of related party transactions as called for by Item 404(b) of Regulation S-K. Please revise appropriately.

43.   On page 107, you state that "Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor." In addition, much of your disclosure focuses on the fact that unitholders do not have certain rights and remedies, because these rights and remedies, and the fiduciary duties of the general partner, have been limited in the partnership agreement. You also state that "Our general partner is accountable to us and our unitholders as a fiduciary." Please explain, in clear and practical terms, how the unitholders can enforce such accountability in view of the various limitations on the rights of the unitholders and duties of the general partner. In this regard, please note the statement in Release No. 33-6900 that "A clear description of the limited partners' legal rights and remedies should be provided. Similarly, a clear explanation of defenses available to the general partner, such as the business judgment rule, also should be set forth."

Underwriting

Directed Units Program, pages 141 to 142

44.   You discuss a directed units program and state that those eligible include "persons who are directors, officers or employees of our general partner, or are otherwise associated with us." Please explain who is included in the category "otherwise associated with us."

45.   It appears that you will specify the percentage of the overall offering that the directed units program represents, but please also specify the number of units involved in the directed units program.

46.   Please furnish to us copies of any materials that you have provided or intend to provide to potential participants in the directed units program, such as a "friends and family letter." Tell us when you first provided them or intend to provide them to these potential purchasers. Tell us the procedures you and the underwriters will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134.

Compressco Partners Predecessor, page F-3

47.   Please provide updated interim financial statements and related data as required by Article 3-01 of Regulation S-X.

Notes to Financial Statements

Note A – Basis of Presentation and Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

48.   We note as part of your marketing activities, you offer a two week trial of your services before entering into a contract with a new customer. Please expand your disclosures to describe how you accounted for the costs associated with this two week trial, if the customer signs or does not sign a contract.

Compressco Partners L.P.

Notes to Unaudited Pro Forma Financial Statements

Note B - Pro Forma Adjustments and Assumptions (a), page F-19

49.   We note your adjustment described in note (a) to reflect the gross proceeds of the offering. We believe it is inappropriate to reflect the receipt of offering proceeds, unless you have a firm commitment from the underwriter or the offering is structured as a best-efforts minimum/maximum offering or a best-efforts all-or-none offering. Please make the appropriate revisions to your pro forma statements and footnotes.

Note B - Pro Forma Adjustments and Assumptions (f), page F-19

50.   Tell us in greater detail how you determined the amount of pro forma revenue Compressco Partners L.P. In particular, address whether the pro forma revenue is based on the historical revenue amounts earned from specific contracts, which had been modified as of the date of filing, or represents the percentage of total historical revenue based on the percentage of modified contracts as of June 30, 2008. Include in your response an explanation of how the pro forma revenue meets the requirements of Regulation S-X Rule 11-02(b)(6).

51.   Additionally, we note you earn revenues from the sale of services as well as from the sale of compression units. Expand your disclosures to address the break out of revenues excluded from the pro forma statements for revenues earned from sale of services and sale of units.

52.   In a similar matter, expand your disclosures to state the basis for determining the cost of revenues to exclude from the pro forma statements of income.

53.   We note you have used the percentage of total Predecessor GasJack units contributed to the Partnership to total Predecessor GasJack units to calculate the pro forma adjustment to selling, general and administrative expenses. Tell us why you believe the basis for determining the amount of selling, general and administrative expenses to exclude from the pro forma statements of income is factually supportable.

Signatures and Power of Attorney, page II-4

54.   We note that at the top of page II-4, the signature of the President is clearly formatted
        to indicate that he is signing in his capacity as President of the general partner, which
        is in turn executing the Form S-1 on behalf of the limited partnership. However, the
        paragraph immediately after that begins with the words "We, the undersigned
        directors and officers of Compressco Partners, L.P. [sic]," and there is no indication
        in connection with the signatures that follow that these individuals are signing in their
        capacities as directors and officers of the general partner. Please revise to clarify.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may
wish to provide us with marked copies of the amendments to expedite our review. Please
furnish a cover letter with your amendments that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of
such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert this action as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Gary Newberry at (202) 551-3761, or in his absence, Shannon Buskirk at (202) 551-3717 if you have any questions regarding the accounting comments or financial statements. Please contact Norman Gholson, at (202) 551-3237 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:　S. Buskirk
　　　G. Newberry
　　　N. Gholson
　　　David P. Oelman, Esq. – Vinson & Elkins (by facsimile (713) 615-5861)